

September 1, 2012

<u>Via E-mail</u>
Mr. Jeffrey A. Weiss
Chairman of the Board and Chief Executive Officer
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288

     Re: DFC Global Corp.
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed August 29, 2011
              File No. 000-50866

Dear Mr. Weiss:

     We completed our review of your filing on August 29, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Todd K. Schiffman

              Todd K. Schiffman
              Assistant Director